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04015448

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50132

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Direct Xchange Securities, Inc.

[redacted]

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8050 SW 10th Street, Suite 2000
(No. and Street)

Plantation	FL	33324
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gabriel Ricciardelli (954) 652-7703
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – if individual, state last, first, middle name)

777 South Flagler Drive	West Palm Beach	Florida	33401
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Gabriel Ricciardelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Direct Xchange Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal
Title

Notary Public

Loren Costantino
Commission # DD 061681
Expires Nov. 4, 2005
Bonded Thru
Atlantic Bonding Co., Inc.

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (i) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (j) An Oath or Affirmation.
- ☐ (k) A copy of the SIPC Supplemental Report.
- ☑ (l) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (m) Exemptive Provision Rule under 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

Direct Xchange Securities, Inc.

Year ended December 31, 2003
with Reports of Independent Certified Public Accountants

0402-0511393

Direct Xchange Securities, Inc.

Financial Statements

Year ended December 31, 2003

Contents

Ernst & Young

Ernst & Young LLP
Suite 700
100 Northeast Third Avenue
Fort Lauderdale, Florida 33301-1166

Phone: (954) 888-8000
www.ey.com

Report of Independent Certified Public Accountants

To Direct Xchange Securities, Inc.

We have audited the accompanying statement of financial condition of Direct XChange Securities, Inc. (a Texas corporation and a wholly-owned subsidiary of TradeStation Securities, Inc., which is a wholly-owned subsidiary of TradeStation Group, Inc.) as of December 31, 2003, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Direct XChange Securities, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

January 23, 2004

A Member Practice of Ernst & Young Global

Direct Xchange Securities, Inc

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$59,136
Other assets	181
Total assets	$59,317
Liabilities and shareholder's equity	
Liabilities:	
Due to Parent	$ 6,000
Total liabilities	6,000
Shareholder's equity:	
Common stock, $0.01 par value; 1,000 shares authorized; issued and outstanding	10
Additional paid-in capital	83,551
Accumulated deficit	(30,244)
Total shareholder's equity	53,317
Total liabilities and shareholder's equity	$59,317

See accompanying notes.

Direct Xchange Securities, Inc.

Statement of Operations

Year ended December 31, 2003

Revenues:	
Loss on investment	$ (3,300)
Interest income	606
Total revenues	(2,694)
Operating expenses:	
Licenses and fees	2,055
Legal and accounting fees	6,000
Other operating expenses	25
Total operating expenses	8,080
Net loss	$(10,774)

See accompanying notes.

Direct Xchange Securities, Inc.

Statement of Changes in Shareholder's Equity

Year ended December 31, 2003

	Common Stock		Additional	Accumulated Other		
	Shares Issued	Amount at Par Value	Paid-In Capital	Comprehensive Loss	Accumulated Deficit	Total
Balance at January 1, 2003	1,000	$10	$83,551	$(300)	$(19,470)	$63,791
Unrealized holding loss on available-for-sale securities, net of tax	–	–	–	(900)	–	(900)
Reclassification adjustment for loss on available-for-sale securities, included in net loss	–	–	–	1,200	–	1,200
Net loss	–	–	–	–	(10,774)	(10,774)
Balance at December 31, 2003	1,000	$10	$83,551	$ –	$(30,244)	$53,317

See accompanying notes.

Direct Xchange Securities, Inc.

Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating activities	
Net loss	$(10,774)
Adjustments to reconcile net loss to net cash used in operating activities:	
Loss on sale of investment	1,200
Increase in operating liabilities:	
Due to Parent	6,000
Net cash used in operating activities	(3,574)
Cash flows from investing activities	
Proceeds from sale of investment	2,100
Net decrease in cash and cash equivalents	(1,474)
Cash and cash equivalents, beginning of year	60,610
Cash and cash equivalents, end of year	$ 59,136

See accompanying notes.

Direct Xchange Securities, Inc.

Notes to Financial Statements

December 31, 2003

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

Direct XChange Securities, Inc., (the Company), a wholly-owned subsidiary of TradeStation Securities, Inc. (the Parent), which is a wholly-owned subsidiary of TradeStation Group, Inc. (the Group) was incorporated on February 28, 1997, in the state of Texas. The Company operates as a registered securities broker/dealer under the rules of the National Association of Securities Dealers (NASD) and is headquartered in Plantation, Florida.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments purchased with an original maturity of three months or less. There were no cash equivalents at December 31, 2003.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents and accounts payable and accrued liabilities approximate fair value as of December 31, 2003.

Recent Accounting Standards

In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN No. 45). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN No. 45 should be applied only on a prospective basis to guarantees issued or modified after December 31, 2002,

1. Summary of Significant Accounting Policies (continued)

irrespective of the guarantor's fiscal year end. The disclosure requirements were effective for financial statements ending after December 15, 2002. The adoption of FIN No. 45 did not have any impact on the Company's financial position, results of operations or cash flows.

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, effective January 1, 2003. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 nullifies Emerging Issues Task Force Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)*. The adoption of SFAS No. 146 did not have any impact on the Company's financial position, results of operations or cash flows.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. Most of the guidance in SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, applied prospectively. The adoption of SFAS No. 149 did not have any impact on the Company's financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. SFAS No. 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS No. 150 requires that those instruments be classified as liabilities in statements of financial position. SFAS No. 150 is generally effective for all financial instruments created or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have any impact on the Company's financial position, results of operations or cash flows.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN No. 46), and then, in December 31, 2003, issued a revised version of Fin No. 46. FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance

1. Summary of Significant Accounting Policies (continued)

its activities without additional subordinated support from other parties. FIN No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN No. 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. Application of FIN No. 46 is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004. The adoption of FIN No. 46 did not have any impact on the Company's financial position, results of operations or cash flows as the Company does not have any variable interest entities.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2003, the Company had net capital of $53,136, which was $48,136 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was 0.11.

3. Related Party Transactions

An agreement exists between the Company and the Parent in which the Parent agrees to pay certain expenses, which are not to be apportioned back to the Company. These expenses were not material in 2003.

The amount due to Parent represents amounts owed for professional services provided to the Company and paid for by the Parent. This amount is non-interest bearing and has no defined repayment term.

4. Income Taxes

On a stand-alone basis, NASD reporting requires a broker/dealer to record any income tax liability based upon the Company's operations, even though the Company is part of a consolidated tax return. In 2003, management believes that the Group and subsidiaries will have an income tax liability related to the Federal alternative minimum tax.

4. Income Taxes (continued)

The Company accounts for income taxes in accordance with the SFAS No. 109, *Accounting for Income Taxes*, which requires that deferred income tax balances be recognized based on the differences between the financial statement and income tax bases of assets and liabilities using the enacted tax rates. For the year ended December 31, 2003, the Company will be included in the consolidated Federal and Florida income tax returns of the Group.

In accordance with the provisions of SFAS No. 109, a full valuation allowance has been provided for its deferred income tax assets, primarily comprised of the net operating loss carryforwards.

Supplementary Information

Direct Xchange Securities, Inc.

Schedule I – Computation of Net Capital

December 31, 2003

Total shareholder's equity	$53,317
Add subordinated borrowings allowable in computation of net capital	–
Total capital and allowable subordinated borrowings	53,317
Deductions and/or charges:	
Non-allowable assets:	
Other assets	181
Net capital before haircuts on securities positions	53,136
Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)]:	
Stock	-
Net capital	$53,136
Aggregate indebtedness:	
Items included in statement of financial condition:	
Due to Parent	$ 6,000
	$ 6,000
Computation of basic net capital requirement:	
Minimum net capital required	$ 5,000
Net capital	53,136
Excess net capital	$48,136
Ratio: aggregate indebtedness to net capital	0.11
Reconciliation with Company's computation (included in Part II of Form X-17a-5 as of December 31, 2003):	
Net capital, as reported in Company's Part II (unaudited) Focus Report	$53,136
Net audit adjustments	–
Net capital per above	$53,136

Direct Xchange Securities, Inc.

Schedule II – Statement Pursuant to SEC Rule 17a-5(d)(4)

December 31, 2003

There were no material differences between the computation of net capital under Rule 15c3-1 and the computation of the reserve requirements under Rule 15c3-3 included in this audited report and the computations included in the respondent's corresponding unaudited Form X-17A-5, Part II filing as of December 31, 2003.

Direct Xchange Securities, Inc.

Schedule III – Computation of Reserve Requirement Pursuant to Rule SEC 15c3-3

December 31, 2003

The Company claims exemption from the requirements of rule 15c3-3 under Section (K)(2)(ii) of the rule.

Direct Xchange Securities, Inc.

Schedule IV – Changes in Liabilities Subordinated to Claims of General Creditors

December 31, 2003

There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2003.

Independent Auditor's Report on Internal Accounting Control
Required by SEC Rule 17a-5

For the year ended December 31, 2003

0402-0511393

ERNST & YOUNG

Ernst & Young LLP
Suite 700
100 Northeast Third Avenue
Fort Lauderdale, Florida 33301-1166

Phone: (954) 888-8000
www.ey.com

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To Direct XChange Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Direct XChange Securities, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by Rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal controls to future periods is subject to the risk that the internal controls may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

January 23, 2004